December 12, 2014	News Release 14–22

SILVER STANDARD EXPANDS MINERAL RESOURCES AT MARIGOLD WITH HIGHER GOLD GRADE MINERALIZATION

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) is pleased to announce the addition of Mineral Resources at the Marigold mine (“Marigold”) located in Humboldt County, Nevada. These Mineral Resources lie within the limits of Marigold’s existing plan of operations at the southern end of the 8 South pit and are comprised of oxidized gold mineralization, leachable using the current run-of-mine heap leach process. The 8 South pit extension currently contains Indicated Mineral Resources of 2.13 million tonnes at a grade of 1.20 grams per tonne gold and Inferred Mineral Resources of 1.70 million tonnes at a grade of 1.41 grams per tonne gold. The gold mineralization is open to the south, east and west. The grade of these Mineral Resources compares favourably to the Marigold mine average reserve grade of 0.51 grams per tonne gold.

“Exploration efforts at Marigold continue to deliver positive results,” said John Smith, President and CEO. “Our goal was to confirm our understanding of the geology and to identify extensions to existing pits for higher margin ounces. The results of our 2014 drill program have exceeded our expectations due to the gold grade encountered and the proximity to the historical 8 South pit.”

Table 1: 8 South Pit Extension Mineral Resources Estimate (as at November 30, 2014)

Category	Tonnes	Gold Grade	Contained Gold
	(Mt)	(g/t)	(oz)
Measured	-	-	-
Indicated	2.13	1.20	82,000
Inferred	1.70	1.41	75,000

Notes:

1.
James N. Carver, Registered SME Member (# 509390), is the Qualified Person for the Mineral Resources estimate. For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Reserves and Mineral Resources at Marigold, please refer to the technical report dated November 19, 2014 and entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada”, which is available under our profile on the SEDAR website at www.sedar.com or on our website at www.silverstandard.com.

2.	The Mineral Resources estimate has been classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM, 2010) definition standards.

3.	Reported Mineral Resources are estimated below the as-mined surface as at November 30, 2014 and are inclusive of Mineral Reserves.

4.	Gold values have been estimated using ordinary kriging.

5.	Outlier restriction on gold values above 8.00 g/t has been used for the Mineral Resources estimate.

6.	Densities for different lithological units have been calculated based on detailed test work carried out by Silver Standard and corresponds to the historical mine production.

7.
The Marigold drillhole database including collar survey, assay, lithology, oxidation and densities used for this Mineral Resources estimate has been verified by James N. Carver, SME Registered Member, by conducting detailed verification checks, including Quality Assurance/Quality Control of location, geological, density and assay data.

8.	Mineral Resources include all mineralized material that has the potential for economic recovery of gold from an open pit supply to a run-of-mine heap leach operation.

9.
The Mineral Resources estimate has been calculated based on an optimized pit at a cut-off grade of a payable gold grade of 0.065 g/t (gold assay factored for recovery, royalty and net proceeds per mineral resource block) with a gold price assumption of US$1,500 an ounce.

10.	The cost, recovery and design parameters considered by optimization calculations for this Mineral Resources estimate are considered appropriate based on the current mine production.

11.	The reported Indicated Mineral Resources are regarded as appropriate for medium to long term production open pit planning and mine scheduling on a quarterly basis.

12.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. While the classification categories of Mineral Resources used in this news release are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC.

13.	There are no known legal, political or environmental risks that could materially affect the potential development of the Mineral Resources at Marigold.

14.	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as millions of troy ounces (Moz.).

15.	Only oxidized gold mineralization, amenable to Marigold’s existing recovery process, is considered for these estimates.

16.	Figures may not total exactly due to rounding.

The Mineral Resources are located along the southern edge of the previously mined 8 South pit. The 8 South pit produced 530,000 ounces of gold at a grade of 1.51 grams per tonne and supported a milling operation between 1987 and 1994. The gold distribution at the 8 South area is controlled by the Sear Fault, a north-south striking high-angle fault, which extends south of the historic mining area and had not been fully drill-tested. The recently completed exploration work demonstrates the lateral continuation and splaying of the Sear Fault with mineralization now open to the south, east and west. Selected results from the 2014 drill program that illustrate higher-grade gold intercepts have been included in Figure 1 and Table 2.

Next steps

Based on these positive results, the exploration program on the 8 South pit area has been extended with an additional 2,600 meters, in 10 drill holes, to be completed by year-end 2014. It is expected that these drill results and the additional Mineral Resources will be included within the annual 2014 Mineral Resources and Mineral Reserves statement to be published in the first quarter of 2015. The Marigold mine has begun an evaluation to determine the readiness of these Mineral Resources for mining.

Qualified Person

The scientific and technical data contained in this news release has been reviewed and approved by James N. Carver, SME Registered Member (#509390), a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects and our Chief Geologist at the Marigold mine.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Figure 1. Drill Hole Location Plan Map for Marigold Exploration Drilling

2014 - 8S Drilling
2014 holes
Pre-2014 collars
Waste Dumps
Leach Pads
Backfill
8 South Mined Pit
New Mineral Resource Outline
MR6015
147.9 – 256.1m 108.2m@ 2.15g/t
Incl 184.5 – 208.8m ~ 24.4m @ 7.76g/t
MR6017
80.8 – 132.6m ~ 51.8m@ 0.58g/t
Incl 80.8 - 86.9m ~ 6.1m @ 2.93g/t
MRA6009
222.6 – 286.6m ~ 64.0m@ 1.14g/t
Incl 233.2 – 251.5m ~ 18.3m@ 3.47g/t
MR6010
158.5 – 196.6m ~ 38.1m@ 1.18g/t
Incl 160.1 – 173.8m ~ 13.7m @ 2.65g/t
N
300 meters
18000 E
19000 E
20000 E
21000 E
22000 E
20000 N
19000 N
18000 N
17000 N

Notes:

1.	Drill hole results from the 8 South pit area as at November 30, 2014.

2.	8 South mined pit has been backfilled.

3.
The new Mineral Resource outline has been calculated based on an optimized pit at a cut-off grade of a payable gold grade of 0.065 g/t (gold assay factored for recovery, royalty and net proceeds per mineral resource block) with a gold price assumption of US$1,500 an ounce.

4.	All values are presented in metric units.

Table 2. Selected Drill Results from Marigold Exploration Drilling

Hole ID	From (meters)	To (meters)	Length (meters)	Gold Grade (gpt)
MRA5971	146.3	158.5	12.2	0.90
MRA5972	129.5	182.9	53.3	2.35
Including	143.3	158.5	15.2	7.40
MRA5975	80.8	94.5	13.7	0.65
MRA5990	128.0	141.8	13.7	0.57
MRA5991	158.5	230.1	71.6	2.35
Including	199.6	216.4	16.8	7.95
MRA6009	222.6	286.6	64.0	1.14
Including	233.2	251.5	18.3	3.47
MR6010	158.5	196.6	38.1	1.18
Including	160.1	173.8	13.7	2.65
MRA6013	195.1	277.4	82.3	0.77
Including	230.1	240.8	10.7	2.15
MRA6014	149.4	187.5	38.1	0.64
Including	170.7	175.3	4.6	2.35
MR6015	147.9	256.1	108.2	2.15
Including	184.5	208.8	24.4	7.76
MR6017	80.8	132.6	51.8	0.58
Including	80.8	86.9	6.1	2.93

Notes:

1.	Drill hole results from the 8 South pit area as at November 30, 2014.

2.	Length values refer to length of down hole intercept.

3.	Drill holes selected on basis of gold grade greater than 0.50g/t over mineralized intervals.

4.	Drill holes MRA5972 and MRA5991 were previously reported in our news release dated October 14, 2014.

5.	All values are presented in metric units.

Cautionary Note Regarding Forward-Looking Statements:
This news release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine and the Marigold mine; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate announced acquisitions, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F filed with the U.S. Securities and Exchange Commission and Annual Information Form filed with Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.